

June 26, 2015

Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

   Re: Dryships Inc.
     Form 20-F for Fiscal Year Ended December 31, 2014
     Filed March 10, 2015
     Form 6-K filed on May 12, 2015
     File No. 001-33922

Dear Mr. Nakhleh:

We have reviewed your June 11, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2015 letter.

Form 20-F for the year ended December 31, 2014 and
Form 6-K filed on May 12, 2015

1. We note from your response to prior comment 1 that utilizing the 10-year historical average charter rate for similar vessels is widely used in the shipping industry and is most appropriate because it most likely encompasses the charter rate cycles. Pursuant to ASC 360-10-35-30 and SAB Topic 5CC, estimates of future cash flows used to test the recoverability of a long-lived asset group shall incorporate the entity's own assumptions about its use of the group of assets and shall consider all available evidence. Based on the facts and circumstances noted in the adverse factors cited in prior comment 1 and the sustained and significant decline of drybulk revenues in each reporting period since 2008, it appears a significant amount of available evidence suggests that the use of the 10-year historical rates may not be appropriate. Please provide us with further detail, such as relevant industry reports and company specific historical trends, to support your

assumption of the recovery of the current spot rates to the 10-year average rate and the cyclical nature of the spot rates. Additionally, explain the degree to which you estimate the increase in the demolition of older vessels and decline in new builds, as noted on slide 10 of your Q1'15 earnings presentation, will favorably impact the spot market.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief